February 5, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Finance

Attention: Katharine Garrett
John Spitz

Re: FB Financial Corporation (the “Company”)
Form 8-K filed October 16, 2023
Response dated January 2, 2024
File No. 001-37875

Dear Ms. Garrett and Mr. Spitz:
This letter is provided in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 8, 2024. For ease of reference, the Staff’s comment has been reproduced below in italics followed by the Company’s response.
Form 8-K Filed October 16, 2023
Exhibit 99.2
Non-GAAP Reconciliations, page 17
1.We note your response to prior comment 2. Your presentations of adjusted tangible common equity and adjusted tangible book value per share, both of which exclude the impact of accumulated other comprehensive loss, net, represent individually tailored accounting measures given that the adjustment to exclude accumulated other comprehensive loss, net has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.
Response:
The Company acknowledges the Staff’s comment and will remove the presentation of the non-GAAP measures referenced in the Staff’s comment in future filings.
We appreciate your comment. If you have any questions or wish to discuss this matter further, please do not hesitate to contact me at (615) 435-0952.
Sincerely,

/s/ Michael M. Mettee
Michael M. Mettee Chief Financial Officer FB Financial Corporation